UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SIM Acquisition Corp. I

(Name of Registrant)

Cayman Islands	001-42164	35-2838851
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

725 Fifth Avenue, 22nd Floor, New York, New York 10022
(Address of Principal Executive Offices)

(833) 746-2001

(Registrant’s Telephone Number)

Approximate Date of Mailing: February 25, 2026

SIM ACQUISITION CORP. I
725 Fifth Avenue, 22nd Floor, New York, New York 10022
Telephone: (833) 746-2001

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14F-1 THEREUNDER

NOTICE OF PROPOSED CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

FEBRUARY 25, 2026

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF SIM ACQUISITION CORP. I

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUIRED TO SEND A PROXY OR TAKE ANY ACTION.

INTRODUCTION

The information contained in this information statement (this “Information Statement”) is being furnished to all holders of record of ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of SIM Acquisition Corp. I (the “Company”) at the close of business on February 25, 2026 (the “Record Date”), at least ten (10) days prior to the date an anticipated change in a majority of our directors occurs, otherwise than at a meeting of our shareholders. Accordingly, the change in a majority of our directors that would occur upon consummation of the transactions contemplated by the terms of the Purchase Agreement (as defined below) will not occur earlier than 10 days following the filing of this Schedule 14F with the U.S. Securities and Exchange Commission (the “SEC”) and mailing of this Information Statement to the shareholders of record as the close of business on the Record Date.

This Information Statement will be mailed to our shareholders of record at the close of business on the Record Date on or about February 25, 2026.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after consummation of the transactions contemplated by the Purchase Agreement. All of our filings and exhibits thereto may be inspected without charge on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Purchase Agreement

On January 28, 2026, certain accredited investors (the “Buyers”) acquired all of the membership interests in the SIM Sponsor 1 LLC (the “Sponsor”) owned by the non-managing members of the Sponsor pursuant to a securities purchase agreement (“Purchase Agreement”). Simultaneously with such transaction, the Buyers also acquired all of the membership interests of Conroy Partners LLC, the managing member of the Sponsor, pursuant to a member interest purchase agreement (“MIPA”). As a result of the foregoing transactions, the Buyers own all of the membership interests in the Sponsor. The Sponsor also acquired from Cantor Fitzgerald & Co. (“Cantor”) 2,000,000 private placement warrants of the Company owned by Cantor pursuant to a securities purchase agreement.

Based on 23,000,000 Class A Ordinary Shares and 7,666,667 Class B Ordinary Shares outstanding on the date of this Information Statement, the Sponsor holds 7,526,669 Class B Ordinary Shares, or 97.4% of the outstanding Class B Ordinary Shares, and 24.5% of the outstanding Ordinary Shares (not including the Class A Ordinary Shares issuable upon exercise of the Private Placement Warrants owned by the Sponsor).

There is no family relationship or other relationship between the Company and the Buyers.

In connection with the consummation of transactions contemplated by the Purchase Agreement (“Sponsor Acquisition”), on January 28, 2026, Erich Spangenberg resigned as the Chairman of the board of directors (the “Board”) and as the Chief Executive Officer of the Company, effective as of the closing of the Sponsor Acquisition. Delos M. Cosgrove, MD and Vincent Capone resigned as directors of the Board and as members of audit and compensation committees of the Board, effective as of the closing of the Sponsor Acquisition.

In connection with the Sponsor Acquisition, on January 28, 2026, Christopher Devall was appointed as Chief Executive Officer of the Company. In addition, Anthony Hayes (as Chairman), Jarrett Gorlin, Matthew Saker, and Kyle Haug (the “Designees”) will join the Board of Directors, which changes will be effective ten (10) days after the filing of this Information Statement with the SEC and the mailing of this Information Statement to the holders of record of our Ordinary Shares as of the close of business on the Record Date (the “Director and Officer Handover Date”).

As a result of the foregoing, on the Director and Officer Handover Date, the Designees and David Kutcher will then constitute the entire Board of Directors. Please read this information statement carefully. It contains certain biographical and other information concerning the new officers and directors.

All information in relation to the Sponsor and the Designees included in this Information Statement is included therein in reliance on representations made to the Company by the Sponsor.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

CHANGE IN BOARD MEMBERS AND EXECUTIVE OFFICERS

The prior directors and officers of the Company are as described below under “Directors and Executive Officers - Prior Directors and Executive Officers”. The Designees, as described under “Directors and Executive Officers - Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement”, will replace the prior directors and officers of the Company (other than David Kutcher). This change is expected to occur on the Director and Officer Handover Date.

VOTING SECURITIES

As of the date of this Information Statement, the authorized share capital of the Company is (A) 5,500,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), comprised of (i) 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), and (ii) 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares”) and (B) 5,000,000 preference shares of a par value of $0.0001 each. As used herein, “Ordinary Shares” means Class A Ordinary Shares and Class B Ordinary Shares.

As of the date of this Information Statement, there are 23,000,000 Class A Ordinary Shares and 7,666,667 Class B Ordinary Shares outstanding. As of the date of this Information Statement, there are 6,000,000 Private Placement Warrants and 11,500,000 public warrants (the “Public Warrants”) outstanding. The Public Warrants were issued as part of the units sold in the Company’s initial public offering consummated on July 11, 2024 (the “IPO”).

The amended and restated memorandum and articles of association, as amended, of the Company as in effect (the “Current Charter”) on the date of this Information Statement provide that holders of record of our Class A Ordinary Shares and holders of record of our Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by shareholders and vote together as a single class, except as required by law; provided, that, prior to our initial business combination, holders of our Class B Ordinary Shares will have the right to appoint and remove members of the Company’s board of directors, and vote on continuing the Company in a jurisdiction outside the Cayman Islands. Holders of our Ordinary Shares have no voting rights.

DIRECTORS AND EXECUTIVE OFFICERS

Prior Directors and Executive Officers

Set forth below are the prior directors and executive officers of the Company, each of whom resigned simultaneously with the consummation of the Sponsor Acquisition on January 28, 2026:

Name	Age	Position
Erich Spangenberg	64	Chairman and Chief Executive Officer
Delos Marshall (“Toby”) Cosgrove, M.D.	84	Director
Vincent Capone	58	Director

Erich Spangenberg, served as our Chief Executive Officer and a member of our Board from inception through January 2026., Mr. Spangenberg has served as Chairman, Chief Executive Officer and Co-Founder of Sauvegarder Investment Management, Inc. (“SIM IP”), since its inception. SIM IP is focused on intellectual property based financing, investment and monetization opportunities and invests across IP as an asset class and across jurisdictions. In January 2024, IPwe, Inc. filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in the District of Delaware. The case was converted to a Chapter 7 bankruptcy in March 2024 and is still pending. From September 2014 to March 2017, Mr. Spangenberg was CEO of nXn Partners, a predictive analytics company focused on analyzing key attributes of intellectual property. From January 2015 to March 2017, Mr. Spangenberg was a Partner at the Coalition For Affordable Drugs, which challenged patent validity through the USPTO’s inter-partes review process. From April 2003 to August 2014, Mr. Spangenberg was Founder and CEO of IP Navigation Group (IPNav), a full-service patent monetization and global licensing business. From March 1998 to March 2003, Mr. Spangenberg was President of Acclaim Venture Group, which invested in technology and industrial companies. From December 1996 to November 1998, Mr. Spangenberg was Head of Business Development and then President and CEO of Smartalk Teleservices, a telecommunications company. From October 1994 to November 1996, Mr. Spangenberg was a Vice President and Senior Vice President at Donaldson, Lufkin & Jenrette. Mr. Spangenberg started his career as a corporate attorney at Jones Day from 1986 to 1994, where he was ultimately promoted to Partner. Mr. Spangenberg holds a Bachelor of Arts in Economics from Skidmore College, a Master of Science in Economics from The London School of Economics and Political Science and a JD from Case Western Reserve University School of Law.

Delos Marshall Cosgrove, M.D. served as a member of our Board of Directors from July 2024 to January 2026. From 2004 to 2017, Dr. Cosgrove served as the CEO and President of Cleveland Clinic, which is consistently ranked among the top five hospitals in the United States and the top overall hospital for cardiology and heart surgery by U.S. News & World Report. He currently serves as an Executive Advisor to Cleveland Clinic, where he is working with the hospital leadership on strategies for national and international growth. He is a member of the Board of Directors of Cleveland Clinic Abu Dhabi, American Well, Hims & Hers and View. He previously worked for Google Cloud and currently is an advisor for several healthcare organizations. After serving as a surgeon in the U.S. Air Force and earning a Bronze Star, Dr. Cosgrove joined Cleveland Clinic in 1975, and chaired the Department of Thoracic and Cardiovascular surgery from 1989 to 2004. He is a member of the National Academy of Medicine, and a Fellow of the National Academy of Inventors. He holds 30 patents for medical innovations. In 2016, he was a Fortune Businessperson of the Year. Three successive Presidents of the United States have consulted him on healthcare issues. Dr. Cosgrove holds a B.A. from Williams College and received his M.D. from the University of Virginia School of Medicine.

Vincent Capone served as a member of our Board of Directors from July 2024 to January 2026. Mr. Capone has served as the Chief Executive Officer at Spectral AI (NASDAQ: MDAI) since February 2026, and previously served as the Chief Financial Officer, General Counsel and Corporate Secretary of Spectral AI from March 2022 to February 2026. From April 2012 to March 2022, he served in various roles, including Chief Operating Officer, General Counsel and from April 2018 as President of Michaelson Capital Partners, a New York-based private equity fund investing in technology companies. Mr. Capone has an extensive background in representing life science and technology companies and he has a long track record as a business-focused and results-oriented leader in driving corporate growth and development. He began his career as a certified public accountant at KPMG before practicing corporate and securities law. He has more than 20 years of broad corporate and securities law experience, first at Morgan Lewis LLP, then as a Partner at Reed Smith LLP. Mr. Capone serves as a senior advisor to Alexet Capital Associates, LLC and is a Board Member of the Ryan Lesher Foundation, a non-profit organization assisting families in Bucks County, Pennsylvania. Mr. Capone earned both his J.D. and M.B.A. degrees from Temple University and his B.S. degree in Accounting from The Pennsylvania State University.

As part of the transactions contemplated by the Purchase Agreement, all the current directors and executive officers of the Company (other than David Kutcher) have resigned from all respective positions with the Company. In addition, as part of the transactions contemplated by the Purchase Agreement, without a vote of the shareholders, the individuals below will be appointed to the positions indicated next to their name. This change in the Board of Directors is expected to occur on the Director and Officer Handover Date.

Except with respect to the Purchase Agreement, there is no agreement or understanding between the Company and each current officer or director pursuant to which he was selected as an officer or director. No family relationships exist between any of our current directors or officers.

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of our Ordinary Shares, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board Meetings; Annual Meeting Attendance

The Company was incorporated on January 29, 2024, and selected December 31 as its fiscal year end. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until no later than one year after our first fiscal year end following our listing on Nasdaq. During the fiscal year ended December 31, 2025, the Board of Directors did not pass any resolutions pursuant to the unanimous written consent of all the directors of the Company. Holders of our securities can send communications to the Board of Directors via mail or telephone to the Chairman of the Board of Directors at the address and telephone number appearing on the first page of this Information Statement. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A shareholder who wishes to communicate with the Board of Directors may do so by directing a written request addressed to the Chairman of our Board of Directors at the address appearing on the first page of this Information Statement.

Appointments to the Board of Directors as part of the Transactions Contemplated by the Purchase Agreement

On the Director and Officer Handover Date, the Board of Directors will comprise Anthony Hayes, Jarrett Gorlin, Matthew Saker, Kyle Haug and David Kutcher.

The following table sets forth information regarding the Company’s officers and directors with effect from the Director and Officer Handover Date.

Name	Age	Title
Christopher Devall	44	Chief Executive Officer (Principal Executive Officer)
David Kutcher	43	Chief Financial Officer and Director (Principal Financial and Accounting Officer)
Anthony Hayes	58	Chairman of Board
Jarett Gorlin	50	Director
Matthew J. Saker	62	Director
Kyle Haug	43	Director

Christopher Devall has served as the Chief Operating Officer of Dominari Holdings Inc. (NASDAQ: DOMH) since January 2023. Dominari Holdings is a holding company that, through its various subsidiaries, is currently engaged in wealth management, investment banking, sales and trading and asset management. Prior to his role as COO of Dominari, Mr. Devall served as Dominari Holdings’ Vice President of Operations from July 2022 to January 2023 and was a member of its advisory board from April 2022 to June 2022. Mr. Devall served as senior operations department head in the Department of Defense from February 2019 to June 2022, and as a senior operations department manager from April 2016 to January 2019. Mr. Devall is also a member of the Board of Directors of Dominari Securities LLC (a subsidiary of DOMH) and The Forge Christian Ministries and Secretary of the Dominari Charitable Foundation. Mr. Devall is a retired military veteran and holds a Master of Business Administration from the University of Virginia Darden School of Business and a B.S. in Strategic Studies and Defense Analysis from Norwich University. Mr. Devall holds Series 7, 66, and 24 licenses.

David Kutcher, our Chief Financial Officer and Director since our inception, is also a Director, President, Chief Financial Officer and Co-Founder of SIM IP. Prior to SIM IP, he was a Venture Partner with Corner Ventures from March 2020 to January 2023, where he focused on later-stage investments and public markets. He also served as Chief Investment Officer of Corner Growth Acquisition Corp. (NASDAQ: COOL) from December 2020 to August 2024 and Chief Investment Officer of Corner Growth Acquisition Corp. 2 (NASDAQ: TRON) from June 2021 to August 2024. From 2016 to 2020, he was the managing partner at Torian Capital Partners, a firm he co-founded in 2016, which now serves as a family investment vehicle. From 2011 to 2016, Mr. Kutcher was a Managing Director with Broadband Capital Management, a New York-based merchant banking firm and was an advisor to its successor firm, Broadband Capital Partners, an alternative investment firm, from February 2016 until December 2018. Mr. Kutcher was also the interim chief financial officer for Immunome (NASDAQ: IMNM), a Broadband Capital portfolio company, from June 2016 through March 2018. Mr. Kutcher had a significant role in assisting special purpose acquisition companies through their initial public offering and Business Combination processes, including Committed Capital Acquisition Corporation, which acquired One Group Hospitality, Inc. (NASDAQ: STKS) in October 2013 and was controlled by Broadband Capital principals and Spectral AI (NASDAQ: MDAI). Mr. Kutcher started his career as a mergers and acquisitions and capital markets attorney with Ellenoff Grossman & Schole LLP in New York from 2008 to 2011. Mr. Kutcher holds a Bachelor of Arts from the University of the South (Sewanee) and a JD from Samford University (Cumberland). Mr. Kutcher’s significant investment and SPAC-related experience make him well qualified to serve on our Board of Directors.

Anthony Hayes, has served as the Chief Executive Officer and Chairman of the Board at Dominari Holdings Inc. (NASDAQ: DOMH) since September 2013. Dominari Holdings Inc. is a diversified holding company with interests spanning financial services, insurance and emerging growth sectors.  Before his role at Dominari, Mr. Hayes was a partner at Nelson Mullins, an Am Law 100 law firm, from May 1999 to March 2010. His legal expertise and business acumen have been recognized through various accolades including by President George W. Bush who gave Mr. Hayes special recognition for creating the Wills for Heroes program, a national 501(c)(3), in response to the September 11 attacks (willsforheroes.com), and his work, “Avoiding the Post-Crisis Crisis: How to Prevent Post-Crisis Donation for Victims from Leading to Litigation”, was published in the ICMA Journal (ICMA Journal, January/February 2008). Other honors include IAM IP Personality of 2013, American Board of Trial Advocates Young Lawyer of the Year and “20 Under 40” in Columbia, South Carolina. Mr. Hayes received a Juris Doctor from Tulane University Law School, a Bachelor of Arts in economics from Mary Washington College, and he is a member of the bar in the District of Columbia, Florida, New York, and South Carolina. Mr. Hayes’s significant experience in overseeing mergers & acquisitions across industries make him well qualified to serve on our Board of Directors.

Jarrett Gorlin has more than 29 years of experience in law enforcement, over 20 years of experience as a business owner of both private companies and publicly traded entities on the NASDAQ stock exchange, and more than 35 years of experience as an aviator. Mr. Gorlin is the founder and Chief Executive Officer of two law-related businesses later sold, Judicial Innovations, LLC (2019-2024) which was acquired by Arlington Capital in February 2024 and focused on court software and payment processing for over 1,000 courts across the United States and Judicial Corrections, Inc. (2000 to 2011), which was the largest privatized probation service provider in the United States and sold to Correctional Healthcare Companies in 2011.  Mr. Gorlin was also Chief Executive Officer of Medovex Corporation (NASDAQ: MDVX) from 2013-2015. From 1996 through 2025, Mr. Gorlin worked with the Fulton County, Georgia Sheriff’s office holding various ranks, including Deputy, Sergeant, Lieutenant, Captain, Major, Lt. Colonel and Chief. He has also served as Chief Executive Officer of Defense Ninja Corp. since December 2025 and a member of its Board of Directors. The Company believes Mr. Gorlin is well qualified to serve as a director due to his M&A and capital markets experience and decades as a senior executive of growth-oriented companies.

Matthew J. Saker has served as the interim Chief Executive Officer of Aureus Greenway Holdings (Nasdaq: AGH) since January 2026 and has been a member of its Board of Directors since September 2025. Mr. Saker was Senior Vice President in CBRE’s Global Advisory & Transaction Services group, bringing over 23 years of experience with the firm, including his tenure as a Managing Director at Insignia ESG, which was acquired by CBRE in July 2003. Prior to joining CBRE, Mr. Saker served as Vice President at Peter Elliot & Co. from 1997 to April 2002, and earlier in his career, he worked in Advisory & Transaction Services at Grubb & Ellis from 1995 to 1996. Mr. Saker is a member of the Board of Trustees for the Count Basie Center for the Arts (NFP) and is an Advisor to Ellavoz Impact Capital which creates and preserves workforce and affordable housing. Mr. Saker received a B.S. degree from St. John’s University and an M.S. in Real Estate Development from Columbia University’s School of Architecture, Planning and Preservation. The Company believes Mr. Saker is well qualified to serve as a director due to his transactional experience and network.

Kyle Haug currently serves as the Chief Operating Officer, Chief Technology Officer and Chief Marketing Officer for Haug Partners LLP. Haug Partners is an intellectual property law firm with offices in New York, Washington D.C. and West Palm Beach. The firm specializes in protecting innovator portfolios in the life science, automobile and technology sectors. Prior to joining Haug Partners in January 2005, Mr. Haug received a B.S. in Administration of Justice from Penn State University Mr. Haug served on the Junior Council for the American Museum of Natural History for over a decade and is a current committee member at the Metropolitan Club, Plandome Country Club and Haug Family Foundation. Mr. Haug is also a member of the Board of Directors of Dominari Holdings Inc. (NASDAQ: DOMH). The Company believes Mr. Haug is well qualified to serve as a director due to his experience and skill in aiding the growth of company operations.

Number, Terms of Office and Appointment of Directors and Officers

The Board of Directors will consist of five members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. Prior to our initial business combination, holders of our Class B Ordinary Shares will have the right to appoint all of our directors and remove members of the Board of Directors for any reason, and holders of our public shares will not have the right to vote on the appointment of directors during such time. Subject to any other special rights applicable to the shareholders, any vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the Board of Directors. Prior to our initial business combination, holders of our Class B Ordinary Shares will have the right to appoint and remove members of the board of directors, and vote on continuing the Company in a jurisdiction outside the Cayman Islands. Holders of our Ordinary Shares have no cumulative voting rights.

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office.

Director Independence

Nasdaq’s listing standards require that a majority of the Board of Directors be independent. An “independent director” is defined generally as a person other than an executive officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Designees have determined that, upon their appointments, Jarrett Gorlin, Matthew Saker and Kyle Haug will be “independent” directors as defined in the applicable Nasdaq listing standards and applicable SEC rules. Our independent directors conduct regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

We have standing audit and compensation committees of the Board of Directors. We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by our Board of Directors. Our Board of Directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee.

Both our audit committee and our compensation committee currently are and, with effect from the Director and Officer Handover Date, will be, composed solely of independent directors. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee and compensation committee of a listed company be comprised solely of independent directors.  Each committee operates under a charter that was approved by the Board of Directors and has the composition and responsibilities described below. The charter of each committee is available on our website at www.simspacs.io.

Audit Committee

We have established an audit committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our audit committee:

●	Matthew Saker in his capacity as Chairman;

●	Jarrett Gorlinin his capacity as a member; and

●	Kyle Haug in his capacity as a member.

Each member of the audit committee is financially literate and the Designees have determined that Matthew Saker qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	assisting with Board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm;

●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

●	pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with us in order to evaluate their continued independence;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction;

●	reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the FASB, the SEC or other regulatory authorities; and

●	advising the Board and any other Board committees if the clawback provisions of Rule 10D-1 under the Exchange Act (the “SEC Clawback Rule”) are triggered based upon a financial statement restatement or other financial statement change, with the assistance of Management and to the extent that our securities continue to be listed on an exchange and subject to the SEC Clawback Rule

Compensation Committee

We have established a compensation committee of the Board of Directors.

Upon their appointments, the following members will serve as members of our compensation committee:

●	Jarrett Gorlin in his capacity as Chairman; and

●	Matthew Saker in his capacity as a member.

We have adopted a compensation committee charter, which details the principal purpose and responsibility of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and making recommendations to our Board of Directors with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	producing a report on executive compensation to be included in our annual proxy statement;

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors; and

●	advising the Board and any other Board committees if the clawback provisions of the SEC Clawback Rule are triggered based upon a financial statement restatement or other financial statement change and perform any other tasks required of it by the Clawback Policy (as defined below), with the assistance of Management and to the extent that our securities continue to be listed on an exchange and subject to the SEC Clawback Rule.

The charter of the Compensation Committee also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by our Board of Directors. Our Board of Directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. Upon their appointments, the directors who will participate in the consideration and recommendation of director nominees will be Jarrett Gorlin, Matthew Saker and Kyle Haug. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Board of Directors also considers director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our Board of Directors should follow the procedures set forth in our Amended and Restated Memorandum.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial Business Combination, holders of our Public Shares do not have the right to recommend director candidates for nomination to our Board of Directors.

Code of Ethics

We have adopted a code of business conduct and ethics (our “Code of Ethics”) applicable to our directors, officers and employees. Our Code of Ethics was filed as an exhibit to the Registration Statement on Form S-1 filed with the SEC in connection with the IPO and is available free of charge by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We are required and will disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K filed with the SEC.

Trading Policies

On June 27, 2024, we adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy. You will be able to review our Insider Trading Policy by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of our Insider Trading Policy will be provided without charge upon request from us.

Compensation Recovery and Clawback Policy

Under the Sarbanes-Oxley Act, in the event of misconduct that results in a financial restatement that would have reduced a previously paid incentive amount, we can recoup those improper payments from our executive officers. The SEC has also adopted the SEC Clawback Rule that directs national stock exchanges to require listed companies to implement policies intended to recoup bonuses paid to executives if the company is found to have misstated its financial results.

On June 27, 2024, our Board of Directors approved the adoption of the Executive Compensation Clawback Policy (the “Clawback Policy”), in order to comply with the final Clawback rules adopted by the SEC under the Rule, and the listing standards, as set forth in Nasdaq Listing Rule 5608 (the “Nasdaq Clawback Rules”).

The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from our current and former executive officers as defined in the SEC Clawback Rule (“Covered Officers”) in the event that we are required to prepare an accounting restatement, in accordance with the Nasdaq Clawback Rules. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, our Board of Directors may recoup from the Covered Officers erroneously awarded incentive compensation received within a lookback period of the three completed fiscal years preceding the date on which we are required to prepare an accounting restatement.

The information included on our website is not incorporated by reference herein or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Shareholder Communications

Following the change of control of the Board of Directors, our shareholders can send communications to the new Board of Directors by writing to the Sponsor.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

During the past 10 years no current or incoming director, executive officer, promoter or control person of the Company has, to its knowledge (which, in relation to any such incoming person, is based on representations from the Sponsor), been involved in any of the following:

(1) a petition under the federal bankruptcy laws or any state insolvency law which was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	engaging in any type of business practice; or

iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;

(5) such person was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) such person was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any federal or state securities or commodities law or regulation; or

ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a) (29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares by (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s Ordinary Shares, (ii) by the current directors and executive officers of the Company, and (iii) each of the Company’s officers and directors that is expected to hold such offices with effect from the Director and Officer Handover Date. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

In the table below, percentage ownership is based on 30,666,667 of our Ordinary Shares, consisting of (i) 23,000,000 Class A Ordinary Shares and (ii) 7,666,667 Class B Ordinary Shares, issued and outstanding as of the Record Date. On all matters to be voted upon, except for (x) the election of directors of the Board and (y) continuing our Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our Amended and Restated Memorandum or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands), holders of the Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class, unless otherwise required by applicable law. Currently, all of the Class B Ordinary Shares are convertible into Class A Ordinary Shares on a one-for-one basis.

	Class A Ordinary Shares		Class B Ordinary Shares		Approximate
Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Approximate Percentage of Class	Number of Shares Beneficially Owned	Approximate Percentage of Class	Percentage of Total Outstanding Ordinary Shares
SIM Sponsor 1 LLC(2)(3)	-	-	7,526,669	97.4%	24.7%
Erich Spangenberg(2)	-	-	-	-	-
David Kutcher(2)	-	-	-	-	-
Christopher Devall	-	-	-	-	-
Anthony Hayes	-	-	-	-	-
Jarett Gorlin	-	-	-	-	-
Matthew J. Saker	-	-	-	-	-
Kyle Haug	-	-	-	-	-
All officers and directors prior to Officer and Director Handover Date as a group (two persons)	-	-	-	-	-
All officers and directors after Officer and Director Handover Date as a group (six persons)	-	-	-	-	-

Other 5% Shareholders			-	-
Magnetar Parties(4)	1,960,200	8.5%	-	-	6.39%
Karpus Management Inc (5)	1,917,889	8.33%	-	-	6.25%
First Trust Parties(6)	1,820,000	7.9%	-	-	5.93%
Picton Mahoney Asset Management(7)	1,800,000	7.83%	-	-	5.86%
AQR Parties(8)	1,463,722	6.36%	-	-	4.77%
Westchester Capital Management, LLC.(9)	1,224,987	5.33%	-	-	3.99%

*	less than 1%

(1)	Unless otherwise noted, the principal business address of each of the following entities or individuals is c/o SIM Acquisition Corp. I, 725 Fifth Avenue, 22nd Floor, New York, New York 10022.

(2)	Interests shown consist solely of Founder Shares, classified as Class B Ordinary Shares. Such shares will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of our initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment.

(3)	SIM Sponsor 1 LLC, our Sponsor, is the record holder of such Ordinary Shares. Eric Newman is the manager of Conroy Partners LLC, which is the managing member of SIM Sponsor 1 LLC, and holds indirect voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Mr. Newman disclaims any beneficial ownership of the securities held by SIM Sponsor 1 LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(4)	According to a Schedule 13G filed with the SEC on November 6, 2024 by (i) Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), (ii) Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), (iii) Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and (iv) David J. Snyderman, a citizen of the United States (“Mr. Snyderman”, collectively with Magnetar Financial, Magnetar Capital Partners and Supernova Management, the “Magnetar Parties”), in connection with Public Shares held for the following funds (collectively, the Magnetar Funds”) (a) Magnetar Constellation Master Fund, Ltd, Magnetar Xing He Master Fund Ltd, Magnetar SC Fund Ltd, Purpose Alternative Credit Fund Ltd, all Cayman Islands exempted companies and (b) Magnetar Structured Credit Fund, LP, a Delaware limited partnership and Magnetar Alpha Star Fund LLC, Magnetar Lake Credit Fund LLC, Purpose Alternative Credit Fund - T LLC, all Delaware limited liability companies. Magnetar Financial serves as the investment adviser to the Magnetar Funds, and as such, Magnetar Financial exercises voting and investment power over the Public Shares held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman. The principal business address of each of the Magnetar Parties is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(5)	According to a Schedule 13G/A filed with the SEC on August 14, 2025 by Karpus Management, Inc., a New York corporation d/b/a Karpus Investment Management (“Karpus”). Karpus is a registered investment adviser and the Public Shares are owned directly by the accounts managed by Karpus. The principal business address of Karpus is 183 Sully’s Trail, Pittsford, New York 14534.

(6)	According to a Schedule 13G filed with the SEC on November 14, 2024 by (i) First Trust Merger Arbitrage Fund, a series of Investment Managers Series Trust II, an investment company registered under the Investment Company Act (“VARBX”), (ii) First Trust Capital Management L.P., an investment adviser registered with the SEC that provides investment advisory services to certain client accounts, including VARBX (“FTCM”), (iii) First Trust Capital Solutions L.P., a Delaware limited partnership and control person of FTCM (“FTCS”), and (iv) FTCS Sub GP LLC, a Delaware limited liability company and control person of FTCM (“Sub GP” and collectively, with VARBX, FTCM and FTCS, the “First Trust Parties”). As investment adviser to the certain client accounts, FTCM has the authority to invest the funds of certain client accounts, as well as the authority to purchase, vote and dispose of securities. As of September 30, 2024, VARBX owned 1,625,271 Public Shares, while FTCM, FTCS and Sub GP collectively owned 1,820,000 Public Shares. FTCS and Sub GP may be deemed to control FTCM. FTCS and Sub GP do not own any Public Shares for their own accounts. The principal business address of FTCM, FTCS and Sub GP is 225 W. Wacker Drive, 21st Floor, Chicago, Illinois 60606. The principal business address of VARBX is 235 West Galena Street, Milwaukee, Wisconsin 53212.

(7)	According to a Schedule 13G/A filed with the SEC on August 6, 2025 by Picton Mahoney Asset Management, a citizen of Canada (“Picton”). The principal business address of Picton is 33 Yonge Street, #320, Toronto, ON M5E 1G4, Canada.

(8)	According to a Schedule 13G filed with the SEC on May 14, 2025 by (i) AQR Capital Management, LLC, a Delaware limited liability company (“AQR Capital”), (ii) AQR Capital Management Holdings, LLC, a Delaware limited liability company “(AQR Holdings”), and (iii) AQR Arbitrage, LLC a Delaware limited liability company (“ACR Arbitrage”, collectively with AQR Capital and AQR Holdings, the “AQR Parties”). The principal business address of each of the AQR Parties is One Greenwich Plaza, Greenwich, Connecticut 06830.

(9)	According to a Schedule 13G filed with the SEC on August 14, 2025 by Westchester Capital Management, LLC, a Delaware limited liability company. The principal business address of Westchester Capital Management, LLC is 100 Summit Lake Drive, Valhalla, NY 10595.

The table above does not include the private warrants or Ordinary Shares underlying the private warrants held by the Sponsor because these securities are not exercisable within 60 days of the Record Date.

Change in Control

Except for the transactions contemplated by the Purchase Agreement and the MIPA, we do not currently have any arrangements which, if consummated, may result in a change of control of the Company.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of Class A Ordinary Shares to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who beneficially own more than 10% of our Class A Ordinary Shares are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of such forms), we believe that during the year ended December 31, 2025 there were no delinquent filers.

COMPENSATION OF DIRECTORS AND OFFICERS

None of our executive officers or directors have received any cash compensation for services rendered to us. We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial Business Combination, including the following payments, all of which, if made prior to the completion of our initial Business Combination, will be paid from funds held outside the Trust Account:

●	payment of consulting, success or finder fees to our independent directors, advisors, or their respective affiliates in connection with the consummation of our initial Business Combination;

●	we may engage our Sponsor or an affiliate of our Sponsor as an advisor or otherwise in connection with our initial Business Combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

●	reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial Business Combination; and

●	repayment of Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such Working Capital Loans.

After the completion of our initial Business Combination, directors or members of our Management Team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial Business Combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of Management. It is unlikely the amount of such compensation will be known at the time of the proposed initial Business Combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation.

Any compensation to be paid to our executive officers will be determined, or recommended to the Board of Directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our Board of Directors.

We do not intend to take any action to ensure that members of our Management Team maintain their positions with us after the consummation of our initial Business Combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our Management’s motivation in identifying or selecting a target business, but we do not believe that the ability of our Management to remain with us after the consummation of our initial Business Combination will be a determining factor in our decision to proceed with any potential Business Combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the Designees nor holders of more than 10% of any class of our Ordinary Shares, nor any member of the immediate family of such person, have, to the knowledge of the Company (which, in relation to any Designee, is based on representations from the Sponsor), had a material interest, direct or indirect, during the fiscal year ended December 31, 2025, or the fiscal year ended December 31, 2024, in any transaction or proposed transaction which may materially affect the Company.

Related Party Transactions

On January 29, 2024, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain costs in consideration for 5,750,000 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). In May 2024, the Company effected a share dividend of 0.33 shares for each Class B ordinary share outstanding, resulting in the initial shareholders holding an aggregate of 7,666,667 Founder Shares. All share and per share data have been restated to reflect this change.

In April 2024, the Sponsor transferred 50,000 Founder Shares to each of the Company’s three independent directors for an aggregate of 150,000 Founder Shares, at a price of $0.003 per share. In May 2024, the Company effected a share dividend of 0.33 shares for each Class B ordinary share outstanding, resulting in the directors holding an aggregate of 199,998 Founder Shares, or 66,666 each.

On September 4, 2025, Jannine Grasso resigned as a director of the board of directors (the “Board”) of the Company, and as a member of the audit and compensation committees of the Board, effective immediately. In connection with this resignation, she transferred back 60,000 Founder Shares to the Sponsor.

The Sponsor and the Company’s directors and executive officers have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier of (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share capitalization, share subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 180 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

On January 28, 2026, the Buyers acquired all of the membership interests in the Sponsor owned by the non-managing members of the Sponsor pursuant to the Purchase Agreement. Simultaneously with such transaction, the Buyers also acquired all of the membership interests of Conroy Partners LLC, the managing member of the Sponsor, pursuant to the MIPA. As a result of the foregoing transactions, the Buyers own all of the membership interests in the Sponsor. The Sponsor also acquired from Cantor 2,000,000 private placement warrants of the Company owned by Cantor pursuant to a securities purchase agreement.

Pursuant to the Administrative Services Agreement dated July 9, 2024, commencing on July 10, 2024, we paid an affiliate of our Sponsor $10,000 per month for certain office space, utilities and secretarial and administrative support. On January 28, 2026, the Administrative Services Agreement was terminated and the Company has ceased paying these monthly fees.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or certain of the Company’s officers and directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants, at a price of $1.00 per warrant, of the post Business Combination entity. If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The warrants would be identical to the Private Placement Warrants.

Related Party Policy

We have not adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SIM ACQUISITION CORP I.

February 25, 2026

	By:	/s/ David Kutcher
Name: David Kutcher
Title: Chief Financial Officer